Mail Stop 6010

May 28, 2008

Dr. Guoqing Jiang
Chief Executive Officer
Tianyin Pharmaceutical Co., Inc.
11th Floor, South Tower, Jinjiang Times Garden
107 Jin Li Road West
Chengdu, P. R. China, 610072

> **Re:** **Tianyin Pharmaceutical Co., Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on May 19, 2008**
> **File Number 333-149261**

Dear Dr. Jiang:

This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below.

Signatures

1. We note your response to our prior comment 1 and reissue that comment. The filing must include the signature of both the principal financial officer and the principal accounting officer. Dr. Jiang's signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

Financial Statements of Tianyin Pharmacuetical Co. Inc. (Formerly Viscorp, Inc.) as of March 31, 2008

2. Please revise your interim financial statements to include a balance sheet as of the end of the most recent fiscal quarter, a balance sheet as of the end of the preceding fiscal year, and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year or tell us why your current presentation was considered appropriate. Refer to Rule 8-03 or Regulation S-X.

3. Please tell us why including a statement of stockholder's equity for the period from the latest fiscal year end to the interim balance sheet date was considered not required. Revise your presentation as appropriate.

<u>Financial Statements of Chengdu Tianyin Pharmaceutical Co., Inc. (Formerly Viscorp, Inc.) as of June 30, 2007</u>

<u>Report of Independent Registered Public Accounting Firm, page F-15</u>

4. We do not believe that your response to comment three fully addresses our comment. For example, it is still unclear how Patrizio and Zhao, LLC (P&Z) performed the observation of inventories at June 30 2006 and 2007. Please ask P&Z to provide, in a letter addressed to us, more detail about their inventory observation procedures performed during or after the end of the periods audited. Refer to PCAOB Interim Auditing Standard, AU Section 331, Inventories.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Louis E. Taubman, Esq.
Leser, Hunter, Taubman & Taubman
17 State Street, Suite 1610
New York, New York 10004